UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014
________________________

TAT TECHNOLOGIES LTD.
(Translation of registrant’s name into English)
________________________

P.O.BOX 80, Gedera 70750 Israel
(Address of registrant’s principal executive office)
________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒ If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	TAT Technologies Ltd. Reports results of 2014 Annual and Extraordinary General Meeting of Shareholders.

ITEM 1

TAT Technologies Reports results of 2014 Annual and Extraordinary General Meeting of Shareholders

GEDERA, Israel, Wednesday, July 9, 2014 – TAT Technologies Ltd. (Nasdaq:TATT - News), a leading provider of services and products to the commercial and military aerospace and ground defense industries, reports as follows:

The Annual and Extraordinary General Meeting of the shareholders (the ”Meeting”) of TAT Technologies Ltd. (the “Company”) was held on Wednesday, July 9, 2014 at 5:00 p.m. Israel time, at the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel.

At the Meeting, all proposals set forth in the Company's proxy statement sent in connection with the meeting and furnished to the Securities and Exchange Commission on May 27, 2014 (the "Proxy Statement"), were approved by the required majority, in accordance with the Israeli Companies Law 5759-1999.

For further information concerning the abovementioned proposals, please refer to the Proxy Statement.

*   *   *   *   *

About TAT Technologies LTD.

TAT Technologies LTD. is a leading provider of products and services to the commercial and military aerospace and ground defense sectors. TAT operates under three segments:  (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions; (ii) Maintenance, Repair and Overhaul or “MRO” services of Heat Transfer Products; and (iii) Maintenance, Repair and Overhaul or “MRO” services for aircraft components.

TAT’s activities in the area of OEM of Heat Management and Flow Control Solutions includes primarily the design, development, manufacture and sale of: (i) a broad range of heat transfer components such pre-coolers, oil/fuel hydraulic coolers and cold plates used in mechanical and electronic systems on-board commercial, business and military aircraft; (ii) environmental control and cooling systems for use on board aircraft and on ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the area of MRO of Heat Transfer Products include the maintenance, repair and overhaul of heat transfer equipment and to a lesser extent, the manufacture of certain heat transfer products. TAT’s Limco subsidiary operates an FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for Aviation Components include the maintenance, repair and overhaul of APUs, Landing Gear and other aircraft components. TAT’s Piedmont subsidiary operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT also holds approximately 29% of the equity of First Aviation Services, a world-wide service provider to the aerospace industry and a one-stop-shop for maintenance, repair and overhaul services (for propellers and landing gear) for the General Aviation Industry.

TAT’s executive offices are located in the Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel, and TAT’s telephone number is 972-8-862-8500.

For more information of TAT Technologies Ltd., please visit our web-site:
www.tat-technologies.com

Contact:

Mr. Tiko Gadot
CFO
Tel: +972-88628501
tikog@tat-technologies.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/Tiko Gadot
Tiko Gadot
Chief Financial Officer

Date: July 9, 2014